Citigroup Inc.	Pricing Sheet No. 2013—CMTNH0107 dated June 14, 2013 relating to Preliminary Pricing Supplement No. 2013—CMTNH0107 dated June 5, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433

1,584,500 Autocallable Equity Linked Securities Based on the Common Stock of United States Steel Corporation Due June 19, 2014

PRICING TERMS – JUNE 21, 2013
Underlying shares:	Shares of common stock of United States Steel Corporation (the “underlying share issuer”) (NYSE symbol: “X”)
Aggregate principal amount:	$15,845,000
Stated principal amount:	$10 per security
Pricing date:	June 14, 2013
Issue date:	June 19, 2013
Valuation date:	June 16, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	June 19, 2014
Coupon:	3.8125% (equivalent to 15.25% per annum) paid quarterly, subject to automatic early redemption.
Coupon payment dates:
The fifth business day following each autocall observation date, except that the final coupon payment date will be the maturity date (or the earlier date on which the securities are automatically redeemed, if applicable).

Automatic early redemption:
If, on any autocall observation date, the closing price of the underlying shares is greater than or equal to the initial share price, the securities will be automatically redeemed on the related coupon payment date for an amount in cash per security equal to $10 plus the related coupon payment.

If the securities are automatically redeemed prior to maturity, you will not receive any additional coupon payments following the redemption.
Autocall observation dates:	September 16, 2013, December 16, 2013 and March 17, 2014, subject to postponement if any such date is not a scheduled trading day or if certain market disruption events occur
Payment at maturity:	If the securities have not been earlier redeemed, you will be entitled to receive at maturity, for each $10 security you then hold, the final coupon payment plus:
	▪ If a downside event occurs:	a number of the underlying shares equal to the equity ratio (or, in our sole discretion, cash in an amount equal to the equity ratio multiplied by the final share price)
	▪ If a downside event does not occur:	$10 in cash

If the securities have not been automatically redeemed prior to maturity and a downside event occurs, you will not receive the stated principal amount of your securities at maturity and, instead, will receive underlying shares (or, in our sole discretion, cash based on the value thereof) that will be worth less than 80% of the stated principal amount and may be worth nothing.  Although you will be subject to the risk of a decline in the price of the underlying shares, you will not participate in any appreciation of the underlying shares over the term of the securities.

Downside event:	A downside event will occur if the final share price is less than the downside threshold price.
Downside threshold price:	$14.31, (80% of the initial share price)
Initial share price:	$17.89, the closing price of the underlying shares on the pricing date
Equity ratio:	0.558971, the stated principal amount divided by the initial share price
Final share price:	The closing price of the underlying shares on the valuation date
CUSIP / ISIN:	173095415 / US1730954153
Listing:	The securities will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per security:	$10.00	$0.15	$9.85
Total:	$15,845,000.00	$237,675.00	$15,607,325.00
(1) On the pricing date, the estimated value of the securities is $9.706 per security. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in the related preliminary pricing supplement.
(2) For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated June 5, 2013    Product Supplement No. ES-01-02 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. United States Steel Corporation is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Citigroup Inc. has filed a registration statement (including a preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the related preliminary pricing supplement, product supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.